Exhibit 2

Schedule 1

For the period beginning 60 days prior to the event which requires the filing of this statement, the Reporting Persons set forth below effected the following transactions in Common Shares on the New York Stock Exchange. The prices below reflect the price paid by the purchasers per Common Share on the relevant trade date.

Reporting Person	Type of Transaction	Trade Date	Number of Shares	Price per Share
Control Empresarial	Purchase	9/25/2024	250,000	$10.5153 (1)
Control Empresarial	Purchase	9/26/2024	336,700	$10.1886 (2)
Control Empresarial	Purchase	9/27/2024	100,000	$10.3098 (3)

1. Weighted average price. These shares were sold in multiple transactions at prices ranging from $10.50 to $10.5499 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission (“SEC”), upon request, full information regarding the shares sold at each separate price within the range set forth in this footnote (1).

2. Weighted average price. These shares were sold in multiple transactions at prices ranging from $10.03 to $10.30 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares sold at each separate price within the range set forth in this footnote (2).

3. Weighted average price. These shares were sold in multiple transactions at prices ranging from $10.255 to $10.35 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares sold at each separate price within the range set forth in this footnote (3).